K9
8/22

5-22


03053064

STATES
HANGE COMMISSION
D.C. 20549

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SECURITIES AND EXCHANGE COMMISSION
RECEIVED
AUG 1 1 2003
DIVISION OF MARKET REGULATION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 31948

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07-01-02 (MM/DD/YY) AND ENDING 06-30-03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Securities Corporation of America

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

844 Pierce Avenue Suite 205
(No. and Street)

Marinette, WI 54143
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Raymond Haulotte
(715) 735-3378
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Carl R. Sorensen, CPA
(Name – *if individual, state last, first, middle name*)

844 Pierce Avenue Suite 204 Marinette, WI 54143
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
AUG 25 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

LM

OATH OR AFFIRMATION

I, Raymond B. Haulotte, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Securities Corporation of America, as of June 30, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

[signature]
Signature

President
Title

[signature]
Notary Public Expires July 8, 2007

This report ** contains (check all applicable boxes):

- ■ (a) Facing Page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Changes in Financial Condition.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ■ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ■ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SECURITIES CORPORATION OF AMERICA

Financial Statements

For the Year Ended

June 30, 2003

SECURITIES CORPORATION OF AMERICA
Financial Statements
For the Year Ended
June 30, 2003

TABLE OF CONTENTS

Carl R. Sorensen

Certified Public Accountant

844 Pierce Avenue
"In The Northern Building"
P.O. Box 225

Marinette, Wisconsin 54143
Phone 715-735-9021
Fax 715-735-7116

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Securities Corporation of America
844 Pierce Avenue, Suite 205
Marinette, WI 54143

I have audited the statements as listed in the table of contents of Securities Corporation of America as of June 30, 2003, and for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to in the table of contents present fairly, in all material respects, the financial position of Securities Corporation of America at June 30, 2003, and the results of its operations and changes in financial condition for the year then ended, in conformity with generally accepted accounting principles.



July 14, 2003

SECURITIES CORPORATION OF AMERICA
Statement of Financial Condition
June 30, 2003

ASSETS	Allowable	Non-Allowable	Total
Cash	$ 63,388	$ –	$ 63,388
Receivable from dealers - other	3,317	153	3,470
Interest receivable	–	5	5
Prepaid expenses	–	1,440	1,440
Total Assets	$ 66,705	$ 1,598	$ 68,303

LIABILITIES AND STOCKHOLDERS' EQUITY

A.1. Liabilities:	
Accounts payable	$ 444
Accrued liabilities	2,278
Total liabilities	2,722
Stockholders' Equity:	
Common stock	200
Additional paid-in capital	22,605
Retained earnings	42,776
Total stockholders' equity	65,581
Total Liabilities and Stockholders' Equity	$ 68,303

SECURITIES CORPORATION OF AMERICA
Statement of Income
For the Year Ended
June 30, 2003

Revenue:	
Commissions:	
Exchange listed equity securities	$ 24,888
Sale of investment company shares	98,956
Other revenue	744
Total Revenue	124,588
Expenses:	
Salaries and other employment costs of voting stockholder officers	91,028
Other expense	33,813
Total Expenses	124,841
Net Income before Income Tax	(253)
Provision for Income Tax	–
Net Income (Loss)	$(253)

SECURITIES CORPORATION OF AMERICA
Statement of Changes in Financial Condition
For the Year Ended
June 30, 2003

Source of Funds:	
Increase in accounts payable	$ 298
Decrease in interest receivable	5
Increase in accrued liabilities	175
Total Source Of Funds	478
Use of Funds:	
Funds Used in Operations:	
Net loss	253
Total Funds Used in Operations	253
Increase in accounts receivable	1,779
Increase in prepaid expenses	139
Total Use Of Funds	2,171
Increase (decrease) in cash	(1,693)
Cash balance - Beginning of period	65,081
Cash balance - End of period	$ 63,388

SECURITIES CORPORATION OF AMERICA
Statement of Changes in Stockholders' Equity
For the Year Ended
June 30, 2003

Balance - Beginning of period	$ 65,834
Income	(253)
Balance - End of period	$ 65,581

Statement of Changes is Liabilities Subordinated
to Claims of General Creditors
For the Year Ended
June 30, 2003

Balance - Beginning of period	$ –
Increases	–
Decreases	–
Balance - End of period	$ –

SECURITIES CORPORATION OF AMERICA
Computation of Net Capital
June 30, 2003

Ownership Equity	$ 65,581
Less: Ownership equity not allowable	–
Total ownership qualified for net capital	65,581
Less: Non-allowable assets	1,598
Net capital	$ 63,983

The above computation of net capital has been reconciled to the broker-dealer's corresponding unaudited part IIA and have found that no material differences existed.

SECURITIES CORPORATION OF AMERICA
Computation of Reserve Requirements
For the Year Ended
June 30, 2003

An exemption from Rule 15c 3-3 is claimed based upon Section (K)(2)(B) - all customer transactions are cleared through another broker-dealer on a fully disclosed basis. The name of the clearing firm is Southwest Securities of Dallas, Texas.

SECURITIES CORPORATION OF AMERICA
Notes to Financial Statements
June 30, 2003

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of Securities Corporation of America is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Business Activity

The Company is a securities dealer servicing stocks, mutual funds, annuities, and other financial instruments.

Concentrations of Credit Risk

The Company maintains their cash balances in two banks in Wisconsin and a money market account with SWS Securities. The balances are insured by the Federal Deposit Insurance Corporation up to $100,000. As of June 30, 2003, all balances were fully insured.

Cash

For purposes of changes in financial condition, the Company considers all securities with a maturity of a year or less to be cash equivalent.

NOTE 2 INCOME TAXES

The Company had no tax liability for the current year as a result of the net operating loss. A carry forward loss of $1,572 remains for future periods.

NOTE 3 RELATED PARTY TRANSACTIONS

Related party transactions consist of the use of office equipment owned by the major shareholders. No rent was paid for the use of this equipment during the year.

NOTE 4 COMMITMENTS

The Company leases its office space under a monthly operating lease.

Board of Directors
Securities Corporation of America
844 Pierce Avenue, Suite 205
Marinette, WI 54143

I have audited the financial statements of Securities Corporation of America for the year ended June 30, 2003, and have issued my report thereon dated July 14, 2003. As part of my examination I made a study and evaluation of the Company's system of internal accounting control to the extent I considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of my study and evaluation was to determine the nature, timing and extent of the auditing procedures necessary for expressing an opinion on the Company's financial statements. My study and evaluation was more limited than would be necessary to express an opinion on the system of internal accounting control taken as a whole.

The management of Securities Corporation of America is responsible for establishing and maintaining a system of internal accounting control. In fulfilling that responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures. The objectives of a system are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles.

Because of inherent limitations in any system of internal accounting control, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of the system to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the degree of compliance with procedures may deteriorate.

My study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, I do not express an opinion on the system of internal accounting control of Securities Corporation of America taken as a whole. However, my study and evaluation disclosed no conditions that I believe result in more than a relatively low risk that errors or irregularities in amounts that would be material in relation to the financial statements of Securities Corporation of America.

This report is intended solely for the use of management and should not be used for any other purpose.

Carl R. Loewen

July 14, 2003